# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 08/17/2026
Filed by CIK 0001297602
Persons authorized to receive notices and communications: Vishal Garg, 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007, 415-523-8837

## Reporting persons
- Garg Vishal (CIK 0001297602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,029,224; shared voting power 0; sole dispositive power 2,029,224; shared dispositive power 0; aggregate amount beneficially owned 2,029,224 (13.7% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (1) 118,260 shares of Class A Common Stock directly held by Mr. Garg; and (2) (a) 927,855 shares of Class A Common Stock directly held by Mr. Garg that may be obtained upon the conversion of 927,855 shares of Class B Common Stock, (b) 387,137 currently exercisable options to purchase shares of Class B Common Stock directly held by Mr. Garg; (3) 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (4) 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.
- 1/0 Real Estate, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 130,455; shared voting power 0; sole dispositive power 130,455; shared dispositive power 0; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.
- 1/0 Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 130,455; shared voting power 0; sole dispositive power 130,455; shared dispositive power 0; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.
- The 718 4Ever Trust I: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 465,517; shared voting power 0; sole dispositive power 465,517; shared dispositive power 0; aggregate amount beneficially owned 465,517 (3.5% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D filed on September 7, 2021 (the "Original Schedule 13D", together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13D") relating to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

On August 17, 2026, counsel to the Reporting Persons delivered signed written consents, which were believed to have constituted a majority of the Issuer's voting power to effect the removal of Daniel Lewis, Arnaud Massenet, Bhaskar Menon, Prabhu Narasimhan and Harit Talwar, as directors of the Issuer, based on the latest number of outstanding shares provided by the Issuer. Following the delivery of the consents, the Reporting Persons came to learn that the number of written consents did not constitute a majority of the Issuer's voting power, because of an administrative error based on information provided by the Issuer's in-house Securities and Regulatory Counsel. Mr. Garg, and the other stockholders that executed such written consents that were delivered to the Issuer, which included Red Mango, Christopher Parker, Nicholas Calamari, 1/0 Mortgage Investment LLC, Better Portfolio Holdings 1, Ron Beller, Ziggy Johnson and Global Investment Ventures LLC, have disbanded their respective efforts.

Also on August 17, 2026, the Reporting Persons filed a preliminary consent statement on Schedule 14A with the Securities and Exchange Commission to, among other things, commence the process of seeking stockholder consents to remove, without cause, Messrs. Talwar, Massenet, Menon, Narasimhan and Lewis, as directors of the Issuer (the "Consent Solicitation"). As such, the only consents that will be solicited by the Reporting Persons for the actions described in the preliminary consent statement will be by way of the Consent Solicitation.

On August 18, 2026, the Issuer filed a complaint in its lawsuit pending in the United States District Court for the Southern District of New York (the "Complaint") against Mr. Garg. The Complaint alleges, among other things, (i) violations of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), based on Mr. Garg's alleged formation of an undisclosed group of stockholders without timely filing a complete and accurate Schedule 13D, (ii) violations of Section 14(a) of the Act and Rule 14a-3 thereunder, based on Mr. Garg's alleged solicitation of stockholder proxies and consents without first filing a compliant proxy solicitation statement with the SEC, and (iii) violations of Section 14(a) of the Act and Rule 14a-9 thereunder, based on alleged materially false and misleading statements and omissions in Mr. Garg's solicitation materials and proxy statement. The Reporting Persons believe that the allegations contained in the Complaint are without merit and intend to defend themselves vigorously.

The Complaint seeks, among other things (i) a temporary restraining order and preliminary injunction enjoining Mr. Garg, and all persons acting in concert or participation with him, from further soliciting proxies, consents, authorizations, or other expressions of stockholder support until thirty (30) days after Mr. Garg has filed both a consent solicitation statement with the SEC in full compliance with Section 14(a), related rules, and Schedule 14A and a complete and accurate Schedule 13D with the SEC in complete compliance with Section 13(d) and related rules; (ii) a preliminary and permanent injunction requiring Mr. Garg to file a complete and accurate Schedule 13D with the SEC within five (5) days, disclosing the existence, composition, purpose, and plans of the Group, and the beneficial ownership of each member; (iii) an order requiring Mr. Garg to issue corrective disclosure correcting the materially false and misleading statements disseminated in his solicitation materials; (iv) a preliminary and permanent injunction enjoining Mr. Garg from making any further false or misleading statements to the Issuer's stockholders in connection with his campaign; and (v) an order declaring that any and all purported consents, proxies, authorizations, or other expressions of shareholder support procured by Mr. Garg through his unlawful solicitation are void and of no legal effect.

A copy of the Complaint is filed herewith as Exhibit 99.1 and incorporated herein by reference, and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following:

Reference is made to the Complaint as defined and described in Item 4 above and attached as Exhibit 99.1

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Complaint filed by the Issuer on August 18, 2026.

## Signatures
- Garg Vishal: /s/ Vishal Garg, Vishal Garg (08/18/2026)
- 1/0 Real Estate, LLC: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (08/18/2026)
- 1/0 Holdco, LLC: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (08/18/2026)
- The 718 4Ever Trust I: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (08/18/2026)